From: info@news.morphosys.com To: Isabelle Degbegni Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Date: Donnerstag, 29. Dezember 2022 16:01:31 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 29.12.2022 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments Change of breakdown of voting rights Other reason: 3. Details of person subject to the notification obligation Legal entity: Bank of America Corporation City of registered office, country: Wilmington, DE, United States of America (USA) 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 22 Dec 2022 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.70% 5.11% 5.80% 34231943 Previous notification 0.67% 4.83% 5.49% / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 237775 0.00% 0.69 % US6177602025 0 778 0.00% 0.00 % Total 238553 0.70 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right to Recall Common Stock N/A N/A 205263 0.60 % Right to Recall N/A N/A 25 0.00%

Depositary Receipts Rights of Use Common Stock N/A N/A 517045 1.51 % Rights of Use Depositary Receipts N/A N/A 156806 0.46 % Total 879139 2.57 % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swap 31/01/2023 - 07/11/2025 N/A Cash 868495 2.54 % Total 868495 2.54% 8. Information in relation to the person subject to the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) Bank of America Corporation % % % NB Holdings Corporation % % % BofAML Jersey Holdings Limited % % % BofAML EMEA Holdings 2 Limited % % % ML UK Capital Holdings Limited % % % Merrill Lynch International % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BAC North America Holding Company % % % Bank of America, National Association % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % Merrill Lynch Professional Clearing Corp. % % % - % % % Bank of America Corporation % % %

NB Holdings Corporation % % % BAC North America Holding Company % % % Bank of America, National Association % % % U.S. Trust Company of Delaware % % % 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % % 10. Other explanatory remarks: Date 28 Dec 2022 29.12.2022 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1523071 29.12.2022 CET/CEST Unsubscribe